Filed by Aberdeen Singapore Fund, Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6

under the Securities and Exchange Act of 1934, as amended

Subject Company:

Aberdeen Chile Fund, Inc.

File No. 333-221577

Shareholder Services
February 28, 2018

Shareholder Name

Address 1

Address 2

Address 3

IMPORTANT NOTICE

Re: Aberdeen Singapore Fund, Inc.

Dear Stockholder:

Recently the Aberdeen Singapore Fund, Inc. (the “Fund”) announced an extremely important initiative regarding the consolidation of several closed-end funds with the Aberdeen Chile Fund, Inc. which is described in the Fund’s proxy statement dated February 1, 2018.   This consolidation is anticipated to result in several benefits to Fund stockholders including, among others, the potential for greater secondary market liquidity, better trade execution for stockholders and possible improved premium/discount levels.

Following the consolidation, the combined fund will commence a tender offer for its shares. It is expected that assets distributed in the tender offer, together with accrued capital gains to be distributed in 2018, will aggregate up to a maximum distribution of 50%, and not less than 40%, of the net assets of the combined fund post-consolidation. For more information about the consolidation and potential benefits, please review the Fund’s proxy statement available at: http://www.aberdeensgf.com/en/usclosedsgf/announcements. In order to proceed with this consolidation, the Fund is required to seek consent from you.

Approval for the Plan of Reorganization requires a 2/3 affirmative vote of the total outstanding shares eligible to vote. It is critical that ALL stockholders vote, regardless of the number of shares that are owned, to pass the all-important Plan of Reorganization.

It is very important that we speak to you regarding this matter.  The call will only take a few moments of your time and there is no confidential information required.  Please contact us toll-free at 1-888-288-0951 between 9:00 a.m. and 10:00 p.m. Eastern Standard Time Monday through Friday.  At the time of the call, please reference the number listed below. Please contact us before March 16, 2018.

We appreciate your consideration regarding this matter and look forward to hearing from you.

Sincerely yours,

Alan R. Goodson

President of the Fund

The proxy materials contain important information; please read them carefully. Copies of the Joint Proxy Statement/Prospectus are available for free on the Securities and Exchange Commission’s web site at www.sec.gov or by visiting the Fund’s web site at http://www.aberdeensgf.com/en/usclosedsgf/announcements or by calling 1-888-288-0951.

SHAREHOLDER ID: 123456789

Aberdeen Singapore Fund, Inc.

1735 Market Street, 32nd Floor • Philadelphia, PA 19103

IMPORTANT NOTICE REGARDING YOUR INVESTMENT

ABERDEEN SINGAPORE FUND, INC.

1735 Market Street, 32nd. Floor, Philadelphia, PA 19103

February 28, 2018

Dear Stockholder:

Aberdeen Singapore Fund, Inc. recently sent to you proxy materials regarding the upcoming Special Meeting of Stockholders (the “Special Meeting”).  Your important proxy vote is needed on a proposal affecting Aberdeen Singapore Fund, Inc. The Special Meeting is scheduled to be held on Friday, March 16, 2018 at the offices of Aberdeen Asset Management, 1735 Market Street, 32nd Floor, Philadelphia, PA 19103 at 2:00 p.m. Eastern Time.

ABERDEEN SINGAPORE FUND’S RECORDS INDICATE THAT YOU HAVE NOT YET VOTED.  PLEASE TAKE A MOMENT NOW TO CAST YOUR IMPORTANT VOTE SO THAT YOUR SHARES MAY BE REPRESENTED AT THE SPECIAL MEETING.

Detailed information about the Special Meeting and the proposal can be found in the proxy statement.  To simplify matters we have included an additional copy of your proxy card(s) for your convenience.  Should you have any questions about the proposal, or about how to vote, please call 1-888-288-0951.

Approval for the Plan of Reorganization requires a 2/3 affirmative vote of the total outstanding shares eligible to vote. It is critical that ALL stockholders vote, regardless of the number of shares that are owned, to pass the all-important Plan of Reorganization.

Thank you in advance for your attention to this important matter.

Sincerely,

Alan R. Goodson

President of the Fund

The proxy materials contain important information; please read them carefully. Copies of the Joint Proxy Statement/Prospectus are available for free on the Securities and Exchange Commission’s web site at www.sec.gov or by visiting the Fund’s web site at http://www.aberdeensgf.com/en/usclosedsgf/announcements or by calling 1-888-288-0951.

Voting is easy. Please take a moment now to cast your vote using one of the voting options listed below:

1. Vote by Phone. Simply dial the toll-free number located on the enclosed proxy card. Please have the proxy card available at the time of the call.

2. Vote via the Internet. Simply visit the website indicated on the enclosed proxy card and follow the instructions on the website.

3. Vote by Mail. You may cast your vote by signing, dating and mailing the enclosed proxy card in the postage-prepaid return envelope provided.